Encana Corporation

Annual Meeting of Shareholders

May 3, 2016

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of Encana Corporation (the “Corporation”) held on May 3, 2016 in Calgary, Alberta. Each of the matters is described in greater detail in the Notice of 2016 Annual Meeting of Shareholders and Information Circular dated March 1, 2016 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent

Peter A. Dea	518,537,447	99.50%	2,623,541	0.50%

Fred J. Fowler	515,716,386	98.96%	5,444,602	1.04%

Howard J. Mayson	517,612,094	99.32%	3,548,894	0.68%

Lee A. McIntire	515,633,084	98.94%	5,527,904	1.06%

Margaret A. McKenzie	515,049,676	98.83%	6,111,312	1.17%

Suzanne P. Nimocks	515,665,506	98.95%	5,495,482	1.05%

Jane L. Peverett	511,999,675	98.24%	9,161,313	1.76%

Brian G. Shaw	518,662,159	99.52%	2,498,829	0.48%

Douglas J. Suttles	518,629,931	99.51%	2,531,057	0.49%

Bruce G. Waterman	516,238,259	99.06%	4,922,729	0.94%

Clayton H. Woitas	517,284,961	99.26%	3,875,000	0.74%

2.	Appointment of Auditors

By resolution passed via ballot, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Corporation to hold office until close of the next annual meeting or until their successors are duly appointed, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent

566,647,261	99.01%	5,678,618	0.99%

Encana Corporation 2016 Annual Meeting of Shareholders Report of Voting Results	Page 2

3.	Advisory Vote Approving the Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation” section of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent

453,812,165	87.08%	67,345,098	12.92%

4.	Approval of Amendment and Reconfirmation of the Shareholder Rights Plan

By resolution passed via ballot, shareholders voted to approve the amendment and reconfirmation of the Shareholder Rights Plan, as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent

501,009,790	96.13%	20,148,199	3.87%